SCHEDULE 13-D
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)*


                         MONET ENTERTAINMENT GROUP, LTD.
                         ------------------------------
                                (Name of Issuer)


                                     COMMON
                         ------------------------------
                         (Title of Class of Securities)


                                   609278106
                                 --------------
                                 (CUSIP Number)


   Ephren Taylor, Jr. , 2000 Mallory Lane, Suite 130-301, Franklin, TN 37067,
                           Telephone no. 877 367 1463
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                November 16, 2005
                -------------------------------------------------
             (Date of Event Which Required Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO.609278106
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(1)   Names of reporting persons..................  Ephren Taylor, Jr.
      S.S. or I.R.S. Identification Nos.
      of above persons............................
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(2)   Check the appropriate box of a member ...... (a)
      of a group (see instructions)............... (b) x
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(3) SEC use only .................................
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(4) Source of funds (see instructions)............  PF
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(5) Check if disclosure of legal proceedings
    is required pursuant to Items 2(d) or 2(e)
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(6) Citizenship or place of organization..........  U.S.
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Number of shares beneficially owned by each
reporting person with:
     (7) Sole voting power........................  2,000,000
                                                    ----------------------------
     (8) Shared voting power......................
                                                    ----------------------------
     (9) Sole dispositive power...................  2,000,000
                                                    ----------------------------
     (10) Shared dispositive power................
                                                    ----------------------------
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(11) Aggregate amount beneficially owned by each
     reporting person.............................  2,000,000
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(12) Check if the aggregate amount in Row (11)
     excludes certain shares (see instructions).
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(13) Percent of class represented by amount in Row
     (11).........................................  25%
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(14) Type of reporting person (see instructions)..  IN
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




Item 1. Security and Issuer.
----------------------------

         Title of Equity securities:        Option to Acquire Common Stock
                                            $.001 par value.

         Name and address of Issuer:        Monet Entertainment Group, Ltd.
                                            222 Milwaukee Street, Suite 304
                                            Denver, CO 80206


Item 2. Identity and Background.
--------------------------------

         a.   Name: Ephren Taylor, Jr.

         b.   Address: 2000 Mallory Lane, Suite 130-301
                       Franklin, TN 37067

         c.   Occupation/Employment: Investor/Motivational
                                     Speaker/Author

         d.   Criminal Convictions:  None

         e.   Civil Proceedings enjoining future violations of, or prohibiting
or mandating activities subject to, federal or state securities laws:   None

         f. Citizenship: U.S.

Item 3. Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     Personal funds of the reporting person. No funds were borrowed from any source. The amount necessary to exercise the options to acquire the 2,000,000 shares is $3,000,000.


Item 4. Purpose of Transaction.
-------------------------------

     The acquisition of the option to acquire shares from the issuer was for investment. On November 16, 2005, the Issuer issued an option to acquire up to 2,000,000 shares of its common stock to Ephren Taylor, Jr., at an exercise price of $1.50 per share. The option is for two years, is immediately exercisable in whole or part. In addition, the option expires at the end of any fiscal quarter beginning December 31, 2005 in which the Optionee has exercised less than $10,000 of this Option (6,667 Shares) during said fiscal quarter. In addition, this Option may be terminated by the Registrant upon ten days written notice to the Optionee. The 2,000,000 shares would represent 25%% of the outstanding shares of common stock if all shares are issued.

Mr. Taylor is expected to assist the Registrant in business development including but not limited to locating and evaluating potential privately held business or operations with which the Registrant will reorganize. However as of this date, there are no plans or proposals of the reporting person which may or would result in the following:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.
---------------------------------------------

(a) Aggregate number and percentage of the class of securities identified pursuant to Item 1: 2,000,000 / 25% if all options are exercised.

(b) The number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

      2,000,000

No transactions in the class of securities reported on were effected by the reporting person during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer.
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     There are no contracts, arrangements, understandings or relationships among the reporting person named in Item 2 and the issuer other than the option to acquire 2,000,000 shares at $1.50 per share.


Item 7. Material to be Filed as Exhibits.:  None
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date November 21, 2005



Signature:  /s/ EPHREN TAYLOR, JR.
            ----------------------

Name/Title:     EPHREN TAYLOR, JR.